UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Myways, Inc. a/k/a CircleOf

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    May 22, 2017

Physical address of issuer
1355 Market Street, #488, San Francisco, CA 94103

Website of issuer
http://www.circleof.io/

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 7.0% (seven percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to 2.0% (two percent) of the total number of Crowd Notes sold by the issuer in in the Offering.

Type of security offered
Crowd Note

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$250,000.00

Deadline to reach the target offering amount
April 23, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$186,106.00	$0.00
Cash & Cash Equivalents	$186,106.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$150,572.00	$0.00
Long-term Debt	$250,000.00	$0.00
Revenues/Sales	$0.00	$0.00

Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$214,466.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 20, 2018

FORM C

Up to $250,000.00

Myways, Inc.



Crowd Note

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Myways, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $250,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will receive a number of Crowd Notes of the issuer that is equal to 2.0% (two percent) of the total number of Crowd Notes sold by the issuer in in the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500.00	$46,500.00
Aggregate Maximum Offering Amount	$250,000.00	$17,500.00	$232,500.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at http://www.circleof.io/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is February 20, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or

6

relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: http://www.circleof.io/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Myways, Inc. (the "Company") is a Delaware corporation, formed on May 22, 2017. The Company is currently also conducting business under the name of CircleOf.

The Company is located at 1355 Market St. #488, San Francisco, CA 94103.

The Company's website is http://www.circleof.io/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

CircleOf's mission is to ignite a "culture of care" within the workplace. CircleOf is sold as a subscription service targeting enterprise human resource and corporate business unit heads to support companies in keeping their employees healthy as they balance caregiving and work responsibilities.

The Offering

Minimum amount of Crowd Notes being offered	50,000
Total Crowd Notes outstanding after Offering (if minimum amount reached)	50,000
Maximum amount of Crowd Notes being offered	250,000
Total Crowd Notes outstanding after Offering (if maximum amount reached)	250,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	April 23, 2018
Use of proceeds	See the description of the use of proceeds on page 15 hereof.
Voting Rights	See the description of the voting rights on page 21 hereof.

*The quantity of Crowd Notes represented is not inclusive of the commission to the intermediary, which will result in an increase in Crowd Notes issued and outstanding, proportionally.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on May 22, 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, disrupt our operations and the services we provide to customers, and damage our reputation, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information and must continuously monitor and develop our information technology networks and infrastructure to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security impact.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Michael Jordan, who is the Chief Executive Officer. The Company has or intends to enter into employment agreements with Michael Jordan although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Michael Jordan or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We depend on a few major clients/customers for a substantial portion of our net sales.
For example, during the current fiscal year ending December 2018, early pilot customers who are Fortune 1000 companies with employee workforces greater than 10,000 employees accounted for 100% percent of our net sales, respectively. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest customers have an increased ability to influence pricing and other contract terms. Although we strive to broaden and diversify our customer base, a significant portion of our revenue is derived from a relatively small number of customers. Consequently, a significant loss of business from, or adverse performance by, our major customers, may have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, the renegotiation of major customer contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our largest customers were to become bankrupt, insolvent or otherwise were unable to pay for services provided, we may incur significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows.

Most of our significant long-term customer contracts permit quarterly or other periodic adjustments to pricing based on decreases and increases in component prices and other factors, however we typically bear the risk of component price increases that occur between any such re-pricings or, if such re-pricing is not permitted, during the balance of the term of the particular customer contract. Accordingly, certain component price increases could adversely affect our gross profit margins.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Michael Jordan in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Michael Jordan dies or become disabled, the Company will not receive any

compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Successful development of our products is uncertain.
The product candidates that we expect to develop are based on processes and methodologies that are not currently widely employed. Our development of current and future product candidates is subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including:

* delays in product development, clinical testing, or manufacturing;
* unplanned expenditures in product development, clinical testing, or manufacturing;
* failure to receive regulatory approvals;
* inability to manufacture on our own, or through any others, product candidates on a commercial scale;
* failure to achieve market acceptance; and
* emergence of superior or equivalent products.

Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successfully, our business, financial condition, and results of operations may be materially harmed.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.
Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in many countries where we do business, including the U.S.. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict

what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that lower reimbursements for our products, reduce medical procedure volumes or increase cost containment pressures on us or other participants in the healthcare industry could adversely affect our business and results of operations.

Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.
State, federal and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), regulate the confidentiality of sensitive personal information and the circumstances under which such information may be released. These and future laws could have an adverse impact on our results of operations. Other health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving claims submissions to third party payors. These also continue to evolve and are often unclear and difficult to apply. In addition, under the federal Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA privacy and security requirements. Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

The healthcare industry is highly regulated.
We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. In addition, the U.S. federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

The sales, marketing and pricing of products and relationships that pharmaceutical and medical device companies have with healthcare providers are under increased scrutiny by federal, state and foreign government agencies.
Compliance with the Anti-Kickback Statute, False Claims Act, Food, Drug and Cosmetic Act (including as these laws relate to off-label promotion of products) and other healthcare related laws, as well as competition, data and patient privacy and export and import laws is under increased focus by the agencies charged with overseeing such activities, including FDA, Office of Inspector General (OIG), Department of Justice (DOJ) and the Federal Trade Commission. The DOJ and the Securities and Exchange Commission have also increased their focus on the enforcement of the U.S. Foreign Corrupt Practices Act (FCPA), particularly as it relates to the conduct of pharmaceutical companies.

Federal and State Laws Pertaining to Healthcare Fraud and Abuse Could Adversely Affect Our Business.
We are subject to various federal and state laws targeting fraud and abuse in the healthcare industry, including anti-kickback laws, false claims laws, laws constraining the sales, marketing and other promotional activities of manufacturers of medical devices by limiting the kinds of financial arrangements we may enter into with physicians, hospitals, laboratories and other potential Purchasers of medical devices, laws requiring the reporting of certain transactions between us and healthcare professionals and HIPAA, as amended by HITECH, which governs the conduct of certain electronic healthcare transactions and protects security and privacy of protected health information. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in government healthcare programs such as Medicare and Medicaid. Many of the existing requirements are new and have not been definitively interpreted by state authorities or courts, and available guidance is limited. Unless and until we are in full compliance with these laws, we could face enforcement action and fines and other penalties, and could receive adverse publicity, all of which could materially harm our business. In addition, changes in or evolving interpretations of these laws, regulations, or administrative or judicial interpretations, may require us to change our business practices or subject our business practices to legal challenges, which could have a material adverse effect on our business, financial condition and results of operations.

The commercial success of our products will depend in part upon the level of reimbursement we receive from third parties for the cost of our products to users.
The commercial success of any product will depend, in part, on the extent to which reimbursement for the costs of our products and related treatments will be available from third-party payors such as government health

administration authorities, private health insurers, managed care programs, and other organizations. Adequate third-party insurance coverage may not be available for us to establish and maintain price levels that are sufficient for us to continue our business or for realization of an appropriate return on investment in product development.

Risks Related to the Securities

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 83.09% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
CircleOf's mission is to ignite a "culture of care" within the workplace. CircleOf is sold as a subscription service targeting enterprise human resource and corporate business unit heads to support companies in keeping their employees healthy as they balance caregiving and work responsibilities.

Business Plan
We build caregiving tools to support patients and caregivers dealing with chronic and acute onset conditions. We do this by making care collaboration tools that provide for the informational, logistical, and emotional needs of patients and their caregivers. Our products ease the burden of caring for love-ones while raising awareness of benefits and resources provided by employers, community organizations, and third-party service providers to assist patients and their caregivers. The Company's go-to-market strategy focuses on providing CircleOf as a work-life benefit to large employers. Our future growth depends on building and scaling a care marketplace where third-party service providers can market and sell products and services to care teams in need.

History of the Business The Company's Products and/or Services

Product / Service	Description	Current Market
CircleOf	Circle Of is a digital health app that helps employee caregivers and patients organize and mobilize their family, friends, and colleagues into on-demand care communities - simplifying the logistics of non-clinical care.	CircleOf targets the 40 million caregivers in the U.S. who are juggling caregiving responsibilities and employment.

We are constantly researching and developing new products and feature sets to further evolve the CircleOf care collaboration platform to appeal to a variety of patient and caregiver populations.

We currently offer our care collaboration mobile app direct to consumers through the Apple App store and to employees through corporate human resource benefits portals and wellness benefit aggregators. The app is also available directly through strategic channel partner portals. An Android version of the consumer app is expected to be released in Q2 2018.

Competition
The Company's primary competitors are Lotsa Helping Hands, Caring Bridge, Cancer Aid, Curatio, Patient IO, AARP Caregiving.

Our business is characterized by innovation, rapid change, and disruptive technologies. We face significant competition in many aspects of our business, including from companies that provide tools to facilitate both clinical and nonclinical care coordination, communications and the sharing of information; companies that enable caregiving marketplaces; and companies that provide wellness benefits platforms for employees. We compete to attract, engage, and retain people who use our products, to attract and retain customers, and to attract and retain developers to build compelling mobile and web applications that integrate with our products.

Customer Base
Circle Of is available for free to patients and caregivers looking for support in caring for loved ones suffering from acute onset or chronic care conditions. A premium enterprise version of the app targeting enterprise customers, who offer work-life benefits to their employees, will be sold as a subscription service.

CircleOf will initially launch as a work-life benefit offered by companies through their HR benefits departments. Through its strategic partnerships, CircleOf will target Fortune 1000 companies and large employers. The company currently has a paid pilot with Cisco.

Intellectual Property
The Company does not have any intellectual property.

Governmental/Regulatory Approval and Compliance
The Company is not dependent on any government or regulatory approvals.

Litigation
The Company is currently not subject to any litigation.

Other
The Company's principal address is 1355 Market St. #488, San Francisco, CA 94103.

The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Campaign marketing expenses or related reimbursement	4.00%	$2,000	0.80%	$2,000
Research and Development	48.20%	$24,100	52.00%	$130,000
Future Wages	34.80%	$17,400	31.20%	$78,000
General Working Capital	13.00%	$6,500	16.00%	$40,000
Total	**100.00%**	**$50,000**	**100.00%**	**$250,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company at its discretion may reallocate funds from the R&D line item to explore new business development opportunities with partners.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Michael Jordan

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Office, Chairman of the Board President, Secretary and Chief Financial Officer: January 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Reviver Auto - Chief Executive Officer and President, 2009–2016
- Doppelganger, Inc - Executive Producer, 2006-2009
- NJM, Inc - Executive Producer, 2006-2009

Education
Northwestern University – BSME Mechanical Engineering - BSM

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Michael Jordan

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Office and Chairman of the Board President, Secretary and Chief Financial Officer: January 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Reviver Auto - Chief Executive Officer and President, 2009–2016
- Doppelganger, Inc - Executive Producer, 2006-2009
- NJM, Inc - Executive Producer, 2006-2009

Education
Northwestern University – BSME Mechanical Engineering - BSM

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 1 employee in California, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company is currently authorized to issue to issue fifteen million (15,000,000) shares of a single class of capital stock, par value $0.0001 (the "Common Stock").

The Company has issued the following outstanding Securities:

Common Stock
On May 22, 2017, pursuant to a Common Stock Purchase Agreement, NestGSV, Inc. purchased 10,000,000 shares of the Company's Common Stock for aggregate proceeds of $1,000.00, at a purchase price of $0.0001 per share. As consideration, NestGSV, Inc. paid $500.00 in cash and transferred certain intellectual property rights to the Company at the agreed upon value of $500.00. On January 2, 2018, pursuant to a Stock Re-Purchase Agreement the Company repurchased 9,712,500 of NestGSV, Inc.'s shares of Common Stock at a repurchase price of $0.0001 per share for an aggregate purchase price of $971.25. As of the date of this Form C, NestGSV, Inc. holds 287,500 shares of Common Stock.

On January 2, 2018, pursuant to a Restricted Stock Purchase Agreement, Co-founder Michael Jordan purchased 7,062,500 shares of the Company's Common Stock for the aggregate proceeds of $706.25, at a purchase price of $0.0001 per share. Pursuant to the Restricted Stock Purchase Agreement, 1,765,625 shares vested on January 2, 2018. The remaining 5,296,875 shares vest in installments of 147,135 shares of Common Stock on the first day of each month beginning February 1, 2018. As of the date of this Form C, Michael Jordan holds 7,062,500 shares of the Company's Common Stock of which, 5,149,740 shares are subject to vesting.

On January 2, 2018, the Company entered into a Stock Purchase Agreement with Community Launchpad LLC for the purchase of 191,667 shares of Common Stock for the aggregate proceeds of $19.17, at a purchase price of $0.0001 per share. All 191,667 shares vested immediately upon grant.

On January 2, 2018, the Company entered into a Stock Purchase Agreement with Cisco Systems, Inc. for the purchase and sale of 958,333 shares of Common Stock for the aggregate proceeds of $95.83, at a purchase price of $0.0001 per share, with immediate vesting.

Currently, there are 8,500,000 shares of the Company's Common Stock issued and outstanding, of which 3,350,260 shares are fully vested and 5,149,740 shares are subject to vesting.

Convertible Notes
Additionally, on November 20, 2017, the Company issued a convertible promissory note to Community Launchpad, LLC in the amount of $250,000.00. The convertible note accrues simple interest at a rate of two percent (2.0%) per annum. This note has a maturity date of November 20, 2019, at which time the outstanding principal amount and any accrued interest will become due and payable by the Company. If, prior to the maturity date, the Company sells shares of its equity securities to investors in a sale for the total proceeds of $2,500,000 or more, then the outstanding principal amount and any unpaid accrued interest on this note will automatically convert into shares of the same equity securities sold in such a qualified financing. The principal amount and any unpaid accrued interest will convert to the lesser of (i) the cash price paid per share for equity securities by investors in the qualified financing multiplied by 0.80, and (ii) the quotient resulting from dividing $6,000,000 by the number of outstanding shares of Common Stock of the Company immediately prior to the qualified financing. If the Company consummates a change of control prior to the maturity date the Company shall pay the holder the outstanding principal amount and any accrued interest will become due and payable by the Company. The Conversion of this convertible promissory note into capital stock of the Company would result in other shareholders having their interests diluted. Currently, the principal and interest on this convertible note are outstanding and have not been converted into equity securities in the Company.

Debt
The Company's has approximately $30,000.00 worth of unreimbursed expenses due to its co-founder, Michael Jordan.

2018 Stock Incentive Plan
On January 2, 2018, the Company adopted the Myways, Inc. 2018 Stock Incentive Plan (the "Plan") by resolution of the Board of Directors. Pursuant to the Plan, the Company has allocated two million five hundred thousand (2,500,000) shares of Common Stock to incentivize, attract, and retain certain employees, consultants and directors

performing services on behalf of the Company. The Company plans to issue awards under said Plan in the form of restricted shares and options. As of the date of this Form C, the Company has not issued awards in any form pursuant to the Plan.

Valuation
No valuation of the Company or its securities is currently available. Before making an investment decision, you should carefully consider this information and the factors used to reach such determination. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership
The four current equity owners in Myways, Inc. are as follows:
- Michael Jordan
- Community Health Launchpad, LLC
- GSV Labs
- Cisco Systems, Inc.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Michael Jordan	83.09%

Following the Offering, the Purchasers will own 0% of the Company if the Minimum Amount is raised and 0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
We generate substantially all of our revenue from enterprise sales and marketplace referral fees. Our primary expenses are research and development, sales and marketing, and customer development.

The Company does not expect to achieve profitability in the next 18 months and intends to focus on brand marketing, customer experience, and product development.

In circumstances, where the Company receives prepayment from the customer for services not yet rendered, the unearned revenue is deferred until services are provided to the customer. The Company currently has $120,000.00 in deferred revenue as a liability on its balance sheet.

Liquidity and Capital Resources
The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically further development of our customer pipeline and sales operations activities. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

In addition to the proceeds from the Offering, the Company plans to raise up to $2.5 million in additional capital through a convertible note sale.

The Company's current average monthly burn rate is $105,000.00.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 250,000 Crowd Notes for up to $250,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 23, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $250,000.00 (the "Maximum Amount") and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 7.0% (seven percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation
The intermediary will receive a number of Crowd Notes of the issuer that is equal to 2.0% (two percent) of the total number of Crowd Notes sold by the issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization
See 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Interest Rate
2.0% per annum

Valuation Cap
$6,000,000.00

Discount
20.0%

Conversion
Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to or in connection with the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

Conversion Mechanics
Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

"**Conversion Shares**" shall mean with respect to a conversion pursuant a Qualified Equity Financing, shares of the Company's Preferred Stock that are identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Conversion Shares would be Series A-1 Preferred Stock), except that the liquidation preference per share shall equal the Conversion Price and the following additional differences:

   i. The Conversion Shares shall be non-voting; and
   ii. Holders of Conversion Shares shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the

Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"Major Investor" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

"Outstanding Principal" shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Simple interest shall accrue on the Purchase Price at the Interest Rate until the Qualified Equity Financing or Corporate Transaction, whichever is sooner

Corporate Transaction
    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, at the Company's option, the Investor shall receive the higher value received by either:
        i. Issuing shares of common stock at a conversion price equal to the quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or
        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to the Qualified Equity Financing Conversion terms above.

"Corporate Transaction" shall mean:
    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
    iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"Corporate Transaction Payment" shall mean an amount equal to one and a half times (1.5X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

Termination
This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control
The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into capital stock of the Company, the Intermediary will have the right to vote on behalf of the Purchaser.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Crowd Note.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company's has approximately $30,000.00 worth of unreimbursed expenses due to its Founder, Michael Jordan.

Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Michael Jordan
(Signature)

Michael Jordan
(Name)

Chief Executive Officer, Chairman of the Board President, Secretary, and Chief Financial Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Michael Jordan
(Signature)

Michael Jordan
(Name)

Chief Executive Officer, Chairman of the Board President, Secretary, and Chief Financial Officer
(Title)

02/20/2018
(Date)

EXHIBITS
Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Company Pitch Deck
Exhibit F   Video Transcript

EXHIBIT A
Financial Statements



MYWAYS, INC.

Financial Statements

(With Independent Accountants' Review Report Thereon)

December 31, 2017



BAUER
& COMPANY
audit & accounting services

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management of
MyWays, Inc.:

We have reviewed the accompanying financial statements of MyWays, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2017, and the related statement of operations, changes in stockholder's equity and cash flows for the period from May 22, 2017 ("Inception") through December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that MyWays, Inc. may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should MyWay, Inc. be unable to continue as a going concern.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
January 22, 2018

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com


MYWAYS, INC.

Balance Sheet

December 31, 2017

(unaudited)


Assets		
Current assets		
Cash and cash equivalents	$	186,106
Total assets	$	186,106
Liabilities and Stockholder's Deficit		
Current liabilities		
Accounts payable	$	27,496
Accrued expenses		3,076
Deferred revenue		120,000
Total current liabilities		150,572
Convertible note payable		250,000
Total liabilities		400,572
Stockholders' deficit		
Common stock, $0.0001 par value; 15,000,000 shares authorized, 10,000,000 shares issued and outstanding as of December 31, 2017.		-
Additional paid-in capital		-
Accumulated deficit		(214,466)
Total stockholder's deficit		(214,466)
Total liabilities and shareholder's deficit	$	186,106

See accompanying notes to the financial statements and the independent accountants' review report.

MYWAYS, INC.

Statement of Operations

For the period from May 22, 2017 ("Inception") through December 31, 2017

(unaudited)

Revenues	$	-
Cost of revenues		-
Gross margin		-
Operating expenses		
Salaries		20,212
Contract labor		192,667
Travel and entertainment		1,488
Other general and administrative		99
Total operating expenses		214,466
Net loss	$	(214,466)

See accompanying notes to the financial statements and the independent accountants' review report.

MYWAYS, INC.
Statement of Changes in Stockholder's Deficit
For the period from May 22, 2017 ("Inception") through December 31, 2017
(unaudited)

| | Common Stock | | Additional | Accumulated | |
	Shares	Amount	Paid-in Capital	Deficit	Total
Balance at May 22, 2017 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock	10,000,000	-	-	-	-
Net loss	-	-	-	(214,466)	(214,466)
Balance at December 31, 2017	10,000,000	$ -	$ -	$ (214,466)	$ (214,466)

See accompanying notes to the financial statements and the independent accountants' review report.

MYWAYS, INC.
Statement of Cash Flows
For the period from May 22, 2017 ("Inception") through December 31, 2017
(unaudited)

Cash flows from operating activities:		
Net loss	$	(214,466)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts payable		27,496
Accrued expenses		3,076
Deferred revenue		120,000
Net cash used in operating activities		(63,894)
Cash flows from financing activities:		
Proceeds from issuance of convertible note payable		250,000
Net cash provided by financing activities		250,000
Net increase in cash		186,106
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	186,106
Supplemental disclosure of cash flow information		
Interest paid	$	-
Income taxes paid	$	-

See accompanying notes to the financial statements and the independent accountants' review report.

Note 1 – Nature of Business

MyWays, Inc. ("the Company"), was organized on May 22, 2017 ("Inception") in the state of Delaware.

The Company creates tools which connect caregivers with people in need. Users can instantly form on-demand care teams with family, friends, colleagues or communities to share information, provide assistance, and volunteer knowledge and time.

From Inception through September 7, 2017, the Company was incubated at GSV abs, an incubator and accelerator for startup businesses.

Note 2 – Liquidity and Capital Resources

The accompanying financial statements have been prepared on a going concern basis. The Company's prospects are subject to the risks and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offering, as well as other risks and uncertainties.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to generate profits and/or obtain financing sufficient to meet current and future obligation. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Note 3 – Significant Accounting Policies

Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

Cash equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Note 3 – Significant Accounting Policies (continued)

Revenue recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable and collectability is reasonably assured. In circumstances, where the Company receives prepayment from the customer the revenue is deferred till services are provided to the customer.

Income taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents. Cash is deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits.

The amounts reported for cash and cash equivalents are considered to approximate their market values based on comparable market information available at the respective balance sheet dates due to their short-term nature. However, the balances as of December 31, 2017 approximate fair value due to the proximity of the agreements to the balance sheet date.

Management review
The Company has evaluated subsequent events through the date of the Independent Accountants' Review Report, the date the financial statements were available to be issued.

Note 4 – Convertible Note Payable

On November 20 2017, the Company entered into a convertible note payable agreement for $250,000 (the "Note") with Community Launchpad, LLC ("Community"). The Note bears interest at the rate of 2% per annum. All unpaid interest and principal on the note is due and payable upon the request of Community on or after November 20, 2019.

In the event of a qualified equity financing prior to maturity, all the outstanding principal balance and any unpaid accrued interest of the Notes is convertible into common units of the Company at a conversion price equal to 80% of the per share price paid by the investors. In the event of a conversion as a result of a qualified equity financing, the note holders will receive a conversion price discount of 20%. The Company has not recorded a beneficial conversion feature for the conversion price discount because of the uncertainty related to any financing occurring prior to the maturity date of the Notes.

Note 5 – Common Stock

The Company is authorized to issue 15,000,000 shares of $0.0001 par value common stock. On May 22, 2017, the Company issued 10,000,000 common shares to GSV Labs. The 10,000,000 shares, which were still outstanding at December 31, 2017, were issued in exchange for the management of the Company and transfer of intellectual property rights to the Company,

The holders of the common stock are entitled to one vote for each share of common stock held of record by such holder on all matters requiring stockholder votes.

Note 6 – Commitments and Contingencies

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company is subject to various claims and liabilities in the ordinary course of business. The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 7 – Crowdfunding Agreement

On October 18, 2017, the Company entered into an agreement with Democracy VC, LLC ("the Portal") to offer up to $250,00 of Crowd Note securities to eligible investors electronically through the Portal's website. The agreement was signed in accordance with the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933 which permits crowdfunding securities offerings over the internet by eligible users of not more than a total of $1.07 million during any 12-month period through an eligible intermediary.

Note 8 – Subsequent Events

On January 2, 2018, the Company repurchased 9,712,500 shares of common stock from GSV Labs for a total purchase price of $971.

On January 8, 2018, the Company issued 8,520,833 shares of common stock to the management and employees of the Company at $0.0001 per share and received approximately $852 in cash proceeds.

On January 8, 2018, the Company issued 191,667 shares of common stock to Community at $0.0001 per share and received approximately $20 in cash proceeds.

EXHIBIT B
Company Summary



Company: CircleOf

Market: Care Coordination

Product: Mobile app that helps individuals create on-demand social care teams of family, friends, colleagues, and community

Company Highlights

- Incubated at the Cisco Hyper-Innovation Living Labs (CHILL)
- Notable partners include Cisco, Community Health Network (CHN), and the Northeast Business Group on Health (NEBGH), a coalition representing over 175 large organizations in New York, New Jersey, Connecticut, and Massachusetts
- Utilizes machine learning and artificial intelligence (AI) algorithms to identify relevant content specific to each person's point in their care journey; this ensures the right information is given to the right person at the right time

COMPANY SUMMARY

Opportunity

The CircleOf story began in Fall 2016 when the Cisco Hyper-Innovation Living Lab (CHILL) brought together industry-leading companies to focus on the future of healthcare, particularly on how to improve outcomes for cancer patients. Executives from Cisco, Walgreens, University of California San Francisco, Vocera, and Community Health Network (CHN) – along with physicians, nurses, patients, caregivers, and entrepreneurs – ideated, iterated, and ultimately chose to proceed with one idea, which turned into CircleOf.

Incorporated in May 2017 as MyWays Inc., CircleOf has been fully supported by Cisco through CHILL from ideation to incorporation. The innovation lab has helped the company through a rigorous vetting process that included market research, building a minimum viable product (MVP), and working with dozens of patients and caregivers to improve the platform's capabilities.

Cisco, along with CHN – an integrated healthcare system with more than 200 sites of care and affiliates located in Central Indiana[i] – have become strategic partners in CircleOf and continue to assist with access to potential customers and partners. Cisco is also piloting the product internally to help further develop the CircleOf product experience.

Additionally, the company received a signed memorandum of understanding (MOU) from the Northeast Business Group on Health (NEBGH). Representing over 175 large employers,[ii] NEBGH helps employers across the Northeastern U.S. make informed healthcare decisions, improve healthcare delivery systems, and control healthcare-related costs. CircleOf will work together with NEBGH and its members to enhance its enterprise offering, which it plans to launch as the company's first product offering in Q2 2018.

Product

CircleOf is a mobile app that provides tools that can connect people in need with those that can help. CircleOf can instantly form teams of family, friends, co-workers, or community groups to privately share information, provide assistance, and volunteer knowledge and/or time. CircleOf is both a resource and social communication tool – allowing anyone to create a connected community of care at any time.

The app also helps companies support their employees and foster engagement. It helps employers manage healthcare costs as well as promote awareness and access to employer-provided work-life resources. With CircleOf, employees can become more proactive in balancing their caregiving and work responsibilities, which helps businesses improve productivity and reduce absenteeism.

Care Team Creation in 60 Seconds: Individuals start by quickly creating private care teams that include family, friends, work colleagues, etc. Forming a trusted network of caregivers makes it easy to ask for help without feeling like a burden, ensuring people can always receive the right support at the right time.


THE SOLUTION TO MATCH THOSE IN NEED
WITH OFFERS OF HELP
Crowdsource Care
Get Some Help
From Your Team
Needs
Offers
Family & Friends
Co-Workers
Jeremy and Emily have access to family help, employer benefits and employee support groups all within CircleOf
Logistical
Rides
Meals
Childcare
Home Help
Emotional
Caregiver Mentors
Patient Advice
Affinity Groups
Companionship
Support Resources
HR Benefits Referrals
3rd Party Products & Services

Match Care Needs with Care Offers: CircleOf makes it easier to connect with family, friends, and co-workers to create a supportive, always-ready care team. With the CircleOf *Care Marketplace*, care team members can provide help to one another directly or delegate to others when they are unable to lend a hand. Logistical care services (e.g. transportation to appointments, picking up prescriptions, or other household errands) can be "gifted" by care team members through third-party providers.

Employer-Sponsored Care Communities: Most large employers already have employee-led caregiving groups for acute and chronic care conditions. CircleOf accelerates the formation of these company care communities by linking them together into a larger web of care for additional advice and support.


Would You Like To Volunteer?
Betty wants your help in:
Take / Organize Notes
A Ride to Hospital
Accompany to Appointment
Pick up and drop off kids
Collect Prescription
A Ride From Hospital
Betty would also appreciate:

Technology

CircleOf leverages the latest technology from Cisco to create a collaboration platform that simplifies communication while maintaining the highest level of security and privacy. Further, the platform utilizes machine learning and artificial intelligence (AI) algorithms to identify relevant content specific to each patient's unique situation. This ensures the right information is provided when it's needed the most.

CircleOf-as-a-Benefit


CISCO
Tomorrow Starts Here
Perks
Resources
Other Perks
2ND OPINION
CHILDCARE
FITNESS CLASSES
NUTRITION COACH
Add to Back Pack

CircleOf will initially launch as a work-life benefit offered by companies through their HR benefits departments. Through its strategic partnerships, CircleOf will target Fortune 1000 companies and large employers. The CircleOf *Workplace* premium service will connect employee patients and caregivers throughout the enterprise to share advice and resources offered by their employer. CircleOf helps employers create a care-friendly culture while increasing adoption of existing benefits and services. By providing CircleOf as a work-life benefit, companies can:

- Reduce absenteeism and productivity loss
- Drive awareness of condition-specific employer benefits and wellness resources through an easy-to-use mobile platform
- Highlight and target company benefits specific to each employee's private team needs, helping maximize the use of company benefits
- Provide employers data on the overall health of their organization



CircleOf is currently working with Community Health Network, which facilitated over two million patient interactions in 2017.[iii] Together with CHN, CircleOf aims to scale social caregiving by:

- Ensuring greater coordination between patients, caregivers, and nurse navigators (advocates who work with patients and their caregivers throughout their care journey)
- Reducing late and/or canceled appointments, helping improve patient outcomes, and potentially reducing operational costs
- Creating better, more engaging relationships between patients, caregiver, care team, and their healthcare provider
- Enhancing overall patient experience, which can potentially improve a provider's HCAHPS (Hospital Consumer Assessment of Healthcare Providers and Systems) score

Use of Proceeds and Product Roadmap

Proceeds from the seed round will be primarily used to pilot the CircleOf app with strategic partners and early customers (e.g. Cisco, CHN) and further develop platform features before its commercial launch in Q2 2018. Specifically, capital will be used for the following:

- Improving the app through continued testing with early customers and strategic partners
- Further developing strategic distribution channels with strategic partners, benefits aggregators, and healthcare payer/provider networks
- Developing and launching a direct-to-consumer product
- Further evolving marketing programs to build and socialize the brand



CircleOf Care Marketplace

In Q4 2018, CircleOf plans to launch a free direct-to-consumer app and care marketplace. The CircleOf Care Marketplace will be composed of recognized brands and will allow care team members to quickly and seamlessly access a myriad of products and services. Some examples of the brands and services CircleOf plans to integrate are listed below:

- Amazon: Expendables, durable goods
- Walgreens: Prescription pick up, cosmetics
- The Bouqs Co.: Flower bouquet delivery
- Lyft: Rides to the hospital
- Blue Apron: Family meal planning and delivery
- Door Dash: Food delivery
- Instacart: Grocery delivery



Business Model

CircleOf will be sold as a subscription service targeting HR and business unit heads. The company plans on a three-tiered pricing structure for CircleOf *Workplace* – a premium enterprise service. A free direct-to-consumer version of CircleOf with fewer features will also be available to the general public. The direct-to-consumer product will generate revenue from referral fees from transactions associated with third-party products and services offered through the CircleOf marketplace.

HISTORICAL FINANCIALS

CircleOf was founded in May 2017. As of December 31, 2017, the company had deferred revenue totaling $120,000, which is received from Cisco as payment for the pilot program. In 2017, CircleOf's operating expenses totaled $214,466. Third-party contract labor, which included marketing, product development, and engineering, were the primary costs, totaling $192,667. As of December 31, 2017, the company had $186,106 in cash assets.

According to a survey published by the NEBGH and the American Association of Retired Persons (AARP), 84% of companies surveyed believe caregiving will become an increasingly important issue in the workplace over the next five years.[iv] About 44 million Americans provide 37 billion hours of unpaid, informal caregiving services each year for adult family members and friends in need.[v] The economic value of these services has steadily increased over the past several years, reaching $470 billion in 2013, up from $375 billion in 2007. The $470 billion exceeded what was spent on paid home care and Medicaid in the same year.[vi]

On average, family caregivers spend 20% of their annual income on caregiving services. In 2016, the average out-of-pocket expense was nearly $7,000. Long-distance family caregivers (those who do not live nearby the care recipient) spent an average of nearly $12,000 in 2016.[vii] In addition to the significant cost of providing caregiving services, caregivers also suffer from a wide range of health issues. This includes chronic depression, physical ailments (headaches and pain), heart disease, higher mortality rates, and elevated mental health issues such as stress, anxiety, or depression.[viii]


$6,954
Average Out of Pocket Expenses for Family Caregivers in 2016
Family Caregivers Provide $470 Billion in Unpaid Care
Source: Valuing the Invaluable 2015 Update: Undeniable Progress, but Bigs Gap Remain, AARP Public Policy Institute
More than three in four family caregivers (78%) are incurring out-of-pocket costs as a result of caregiving
78%
$11,923
Average Out of Pocket Expenses for Long-Distance Caregivers in 2016
20%
Family caregivers are spending, on average, nearly 20% of their income on caregiving activities

Source: https://www.aarp.org/caregiving/financial-legal/info-2017/out-of-pocket-cost-report.html

Of working caregivers, 70% have reported difficulty in managing their job and caregiving responsibilities.[ix] In 2011, caregivers missed an average of 6.6 workdays per year. With approximately 17% of full-time workers in the U.S. also acting as caregivers, this totals 126 million missed workdays each year, costing an estimated $25.2 billion in lost productivity. Including caregivers who work part time, absenteeism costs would be even higher.[x]

COMPETITORS

CareZone: Founded in 2011, CareZone helps caregivers stay organized and be effective when caring for a patient. The company created an app that allows users to organize files, contacts, and medications as well as to coordinate with family members and other caregivers using a shared calendar and journal. Through the app, individuals can invite other users, such as family and professional caregivers, to receive access to their information, which can be revoked at any time. The app is available on the iTunes App store, Google Play, and the company's website. For each person receiving care that sets up a profile, CareZone charges a monthly subscription of $5 or annual subscription of $48.[xi]

Lotsa Helping Hands: Founded in 2005, Lotsa Helping Hands supports online caregiving communities to help promote the health and work-life balance of caregivers. Through its website, individuals may create online communities, which bring together caregivers and volunteers able to provide assistance. With the Help Calendar, caregivers can post requests for support, such as meals for the family or rides to medical appointments, and members of the caregiver's online community can quickly find ways to help. Lotsa will send reminders and help coordinate logistics automatically. To date, nearly one million members have lent a hand through a Lotsa Helping Hands Community and more than 50 national nonprofit organizations partner with Lotsa to support caregivers.[xii] The company also offers both customized, private-label versions of its service to organizations as well as opportunities for sponsorship and affiliate marketing programs.

CaringBridge: Founded in 1997, CaringBridge is a nonprofit organization offering free personalized, password-protected websites to people facing a serious medical condition or hospitalization, undergoing medical treatment, and/or recovering from a significant injury, illness, or procedure. Its functionality is similar to a blog. The service allows family members and friends to receive up-to-date information via a single website and visitors can post their own messages of support and encouragement to the family and patient. Since inception, more than 600,000 CaringBridge websites have been created.[xiii] In 2016, the company received over $6.6 million in contributions.[xiv]

CancerAid: Founded in 2015, CancerAid has developed a mobile app that brings cancer patients and caregivers greater structure with an easy-to-use organizational tool, a medically reliable source of cancer information, and access to a supportive online community. Patients can store medical records, results, and specialists' details; build a complete profile of diagnostic information; and track and manage symptoms, treatments, and medications. They can also learn about treatments with medically reliable and peer-reviewed in-app content and browse cancer specialists by field, location, and institution. Over 40,000 users across 24 countries access CancerAid's platform with 11,000 active daily users.[xv] CancerAid's premium services include telemedicine capabilities, managing medication adherence and survivorship care plans, and performing research more efficiently. These features are licensed to healthcare providers and are not available to the general public. The public-facing app is available for free via iTunes and Google Play. In October 2016, the company raised $1.25 million at a $4.25 million valuation led by Clinton Capital Partner.[xvi]

Curatio: Founded in 2013, Curatio is a health software company that provides patients with a social support system to achieve better health outcomes and self-management skills. The platform allows patients to connect privately with other people who may have similar experiences, which helps patients build a support system and feel like they're not alone. Curatio also has a disease management tool that helps simplify daily health management for patients by providing symptom tracking methods and reminders. In addition, Curatio connects patients with information validated by medical experts to help them learn more about their conditions. Curatio has raised $1.5 million as of March 2017 and has appeared on Dragon's Den, a British television series similar to Shark Tank.[xvii]

Patient IO: Founded in 2013, Patient IO is a mobile app available through the iTunes App and Google Play stores that helps connects patients with caregivers. The app allows patients to send and receive secure messages with their care teams, collaborate on reminders, track and share health data, and invite family and other caregivers to access care information. Patient IO also has a care management-facing side that helps caregivers stay in the loop between patient visits by allowing them to guide dosage and schedule complex medication therapies for patients. In 2016, Patient IO was acquired by athenahealth for an undisclosed amount. Following this deal, Patient IO's patient self-management solution has become the foundation for athenahealth's mobile patient-facing app, athenaWell.[xviii]

AARP CareGiving: AARP recently released an app called AARP Caregiving. It's available for free from the Apple iTunes App Store and can be used to help manage medications, keep up a list of contacts (doctors, insurance, friends, and others), store insurance card and photo ID images, and more. Users can even share access to the app with friends and family who are on their caregiving team and make sure everyone is in the know when it comes to tasks, appointments, and medications.

EXECUTIVE TEAM



Michael Jordan, Co-founder and CEO: Mike is a proven senior startup executive with deep expertise in technology innovation, new product development, product strategy, partnerships, and business development. Most recently, he was the Co-founder and CEO of Reviver.io, an automotive internet of things (IoT) startup that has reinvented the license plate as an IOT endpoint capable of delivering autonomous transportation services to vehicles. Mike has served as a senior executive and product strategist for hardware, digital advertising, and gaming companies including Reviver.io, Doppelganger Inc. (acquired), NJM Media Group, Novo Interactive (acquired), and PE Applied Biosystems. He holds a degree in Mechanical Engineering from Northwestern University.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $50,00 Max: $250,000
Interest Rate: 2%
Valuation Cap: $6 million
Discount: 20%
Conversion Provisions: In connection with an equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into shares of non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

---

[i] https://www.ecommunity.com/about
[ii] https://nebgh.org/about/members/
[iii] https://www.ecommunity.com/about
[iv] http://nebgh.org/wp-content/uploads/2017/07/NEBGH-AARP_CaregivingSurvey_2017.pdf
[v] https://www.caregiver.org/caregiving
[vi] https://www.caregiver.org/caregiver-statistics-demographics
[vii] https://www.aarp.org/caregiving/financial-legal/info-2017/out-of-pocket-cost-report.html
[viii] https://www.caregiver.org/caregiver-health
[ix] https://www.caregiver.org/caregiver-statistics-work-and-caregiving
[x] http://news.gallup.com/poll/148670/caregiving-costs-economy-billion-lost-productivity.aspx
[xi] https://techcrunch.com/2012/02/14/carezone/
[xii] https://www.linkedin.com/company/lotsa-helping-hands/
[xiii] https://www.linkedin.com/company/caringbridge/
[xiv] https://www.caringbridge.org/assets/ugc/content/2016AnnualReportFinalweb.pdf
[xv] https://www.linkedin.com/company/canceraid/

[xvi] http://www.afr.com/technology/canceraid-raises-125-million-plans-to-expand-app-to-other-diseases-20160927-grpr88

[xvii] https://www.geekwire.com/2017/curatio-aims-improve-health-first-ever-social-network-patients/

[xviii] https://www.athenahealth.com/blog/2016/08/22/patient-io

EXHIBIT C
Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

MyWays, Inc.
1355 Market Street, #488
San Francisco, CA 94103

Ladies and Gentlemen:

The undersigned understands that MyWays Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $250,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated February 20, 2018 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on April 23, 2018, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) *Restrictions on Transfer or Sale of Securities.*

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in California, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	1355 Market Street, #488 San Francisco, CA 94103 Attention: Michael Jordan
with a copy to:	Law Office of Robin Sosnow, PLLC 114 E 25th Street New York, NY 10010 Attention: Robin Sosnow, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

<center>SIGNATURE PAGE FOLLOWS</center>

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

MyWays Inc.
By_____ Name: Title:

EXHIBIT D
Crowd Note

MyWays Inc.

CROWD NOTE

FOR VALUE RECEIVED, MyWays Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in First Democracy VC LLC's (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $6 million.

The "**Discount**" is 20.0%.

The "**Interest Rate**" is 2.0%.

The "**Offering End Date**" is April 23, 2018.

1. Definitions.

    a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

    b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    c. "**Corporate Transaction**" shall mean:

        i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

        ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity), the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iii. the liquidation, dissolution or winding up of the Company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. **"Corporate Transaction Payment"** shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. **"Fully-Diluted Capitalization"** shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $250,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Interest shall accrue on the Purchase Price at the Interest Rate, compounding on the last day of each calendar quarter, until the Qualified Equity Financing or Corporate Transaction, whichever is sooner.

k. **"Qualified Equity Financing"** shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

l. **"Shadow Series"** shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. **"Target CF Minimum"** shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

    a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2.2.

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 2.3(a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or SI Securities, LLC or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

3. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

4. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

5. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

6. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

7. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

8. **Escrow Procedures**. No investor funds shall be released from escrow until either the Target CF Minimum. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

9. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party

may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

Approval. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

7. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Major Investors will be processed via Regulation D, all other investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Company Pitch Deck



CIRCLE OF

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and as such certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.



Circle Of

Our mission is to build **effective caregiving communities** around those in need

Our **go-to-market** strategy begins by helping **large employers** support employee caregivers with tools that help balance caregiving responsibilities with work

FAMILY CAREGIVING COSTS EMPLOYERS $25.2B PER YEAR[1]

Caregivers…

Avg. 24.4 hours per week

60% are female

47% are under the age of 49

24% are Millennials

Are more likely to suffer from depression

Have higher mortality rates

www.caregiver.org/caregiver-statistics-demographics
Caregiving in the U.S., National Alliance for Caregiving and AARP, 2015
www.caregiver.org/caregiver-health#20



Every day
43.5 million[2]

adults in the United States
informally provide care
for loved ones with a
serious illness

At some point, many people will become a primary family caregiver – requiring them to balance work, family, and finances

1. https://www.agingcare.com/Articles/working-caregivers-147366.htm
2. https://www.caregiver.org/caregiver-statistics-demographics







YOUR EMPLOYEE CAREGIVERS

Caregivers Often…

Manage Everything for Their Families…

Medication, rides, meals, and finances

Burn Out…

Resulting in high **absenteeism** and **turnover**

Suffer Chronic Illness…

Costing employers an estimated **8% more in healthcare** costs on average [1]

1. https://www.caregiver.org/caregiver-statistics-work-and-caregiving



THE PROBLEM

Employee caregivers are less productive and are at high risk of becoming seriously ill…

Employers often do not know who their employee caregivers are or how to support them…

and…

Employers have little data on the overall negative impact caregiving has on productivity and healthcare costs



WHY FOCUS ON EMPLOYEE CAREGIVERS?

Employer struggles:

Manage Healthcare Costs

Maintain Engagement

Increase Productivity

Reduce Absence/Presenteeism

Attract and Retain Best People



Chronic Illness
Acute Care
Eldercare

Worker needs:

Crisis Support

Sense of Connection

Easy Access to Benefits

Privacy and Confidentiality



WHY FOCUS ON EMPLOYEE CAREGIVING NOW?

Employees are reluctant to identify themselves as caregivers and often do not consider themselves at risk



PAST

OPTUM®

livecare

Requires workers to **reach out** for assistance

- Employee Assistance Programs (EAP)
- Call Centers

NOW

Jiff

HEADSPACE

Sleepio

Employers **want digital tools** that are social and that deploy virally while maintaining privacy

84% of companies identified caregiving as an important issue in the next five years[1]

1. http://nebgh.org/wp-content/uploads/2017/07/NEBGH-AARP_CaregivingSurvey_2017.pdf



INTRODUCING - CIRCLE OF



Ucell UZB
9:41 AM
100%
Create a Care Package
Let's lend a hand
This is a team effort. Help Betty take a load off by getting your Care Team to help with some tasks. Choose any from the list below you and Betty would like help with.
Offer your help
AT THE APPOINTMENT
Take Notes
Give Ride to Hospital
Attend Appointment
Give Ride Home
AROUND THE HOUSE (WHILE THEY ARE AWAY)
Get your care team started

Care On Demand:

Circle Of is a digital health app that helps **employee caregivers** and patients organize and mobilize their family, friends, and colleagues into an **on-demand care community** – simplifying the logistics of non-clinical care.







HOW IT WORKS

Assemble Team
Next (7 selected)

Build Care Teams Fast

Share caregiving burden

Include family, friends, co-workers

Collaborate in private chat rooms

Connect with employer resources

Jeremy works for a large employer.
His wife Emily has just been diagnosed with a rare chronic condition.



THE SOLUTION TO MATCH THOSE IN NEED WITH OFFERS OF HELP



Select Tasks
Tasks Betty May Need
Take / Organize Notes
A Ride to Hospital
Pick up and drop off kids
Collect Prescription
Recommended Based On
Get Some Help From Your Team
Chemotherapy
Not Now
Select Tasks

Needs

Offers

Crowdsource Care

Family & Friends

Co-Workers

Jeremy and Emily have access to family help, employer benefits, and colleague support groups all in one place.









Logistical

- ☑ Rides
- ☑ Meals
- ☑ Childcare
- ☑ Home Help

Emotional

- ☑ Caregiver Mentors
- ☑ Patient Advice
- ☑ Affinity Groups
- ☑ Companionship

Support Resources

- ☑ HR Benefits Referrals
- ☑ Third-party Products and Services



THE SOLUTION FOR EMPLOYEE BENEFITS AWARENESS



WEBMD

HR Benefits Referrals





In a recent AARP survey of companies that offer caregiver benefits, more than 50% of the respondents said employees were **"not very" or "not at all" AWARE** of the caregiving benefits their company offered[1]



CISCO
Tomorrow Starts Here
Perks
Resources
Other Perks
2ND OPINION
Covers the cost of a 2nd opinion from a Centre of Excellence...See More
CHILDCARE
Provides superb care for your children during your treatment journey...
See More
FITNESS CLASSES
Offers you a range of great classes that keep you fighting fit...See More
NUTRITION COACH
Helps charge your body to optimum levels with personal nutrition
Add to Back Pack

Drive awareness of condition-specific employer benefits and resources

1. http://nebgh.org/wp-content/uploads/2017/07/NEBGH-AARP_CaregivingSurvey_2017.pdf



THE SOLUTION FOR ENGAGING EMPLOYEE CAREGIVERS

Build a Culture of Care

Identify employees in need

Supply digital tools for support

Target benefits and information

Measure the health of your org



Ucell UZB
9:41 AM
100%
Group Chats
Inner Circle
Events Chat
Cisco Network
All Chats
Oncology Appointment
[Jul 18] Pick Up Kids
Alex, Martin, Betha & 5 others
Inner Circle
Alternative Options
Cancer Support
Anna Lutherbelle
How are you holding up?
James Smith
Event Details
Edit
Chemotherapy
Friday, July 18
3:30 PM
23 W. 3rd St., Irvine, CA
92626 (3 miles)
Get Directions
View Messages
Assigned Tasks:
Accompany Betty to Upcoming Event
James Smith
Take Notes During Appointment

THE SOLUTION FOR IGNITING A COMPANY'S CULTURE OF CARE

Cancer

Alzheimers

Hurricane Relief

Eldercare

ALS

BUILDING THE CORPORATE SOCIAL CAREGIVING GRAPH


Company-sponsored Affinity Groups


Informal Affinity Groups/ Volunteer Teams


Personal Family Teams



START WITH FORTUNE 1000

>97%

of companies with more than 5,000 employees offer **Work-Life Benefit** programs[1]

Potential Benefits to Employers

Lower absenteeism

Reduced turnover

Greater productivity

Higher worker engagement

Potential Benefits to Patient/Caregiver

Easy access to benefits

Access to support communities

Access to world-class resources

1. http://www.eapassn.org/faqs



Bringing Circle Of to the World in 2018

Tactics: Drive Awareness with F1000 HR Leadership

- Monthly HR leadership cohorts
- Webinars with regional business groups on health membership
- Speak at events/conferences

Tactics: Demonstrate Social Proof

- Proof of Concepts (POCs) with early customers
- Quantitative and qualitative readouts from POCs
- Case studies and testimonials distributed to HR leadership

Tactics: Drive Reach through Strategic Distribution Partners

- Partner with regional business groups on health
- Partner with healthcare benefits consults
- Partner with integrated healthcare system



THE CIRCLE OF ADVANTAGE

- **Seasoned Founding Team** with 30+ years experience

- **Strategic Investors -** Cisco & CHN

 

- **Signed PO** with Cisco as First Customer



- **Strategic Partnership** with North East Business Group on Health (NEBGH)



- **Incubated** at Cisco's Hyper-Innovation Living Lab (CHILL) on "Future of Healthcare"

  
 



CIRCLE OF PRODUCT ROADMAP



Alpha	Beta 1	Beta 2
• Care Map • Care Packages • Care Team Support • Collaboration/Chat	• Affinity Group Support • Cancer-specific Benefits • Proxy/Surrogate Support • Cancer Content	• Free to Consumers • Marketplace/Gifting • Clinical Integration Alpha • Multi-condition support
December 2017	**February 2018**	**July 2018**



Logistical Support

Care Tools

Culture of Care/Benefits

WorkLife

Marketplace Support

Marketplace

THANK YOU!



Igniting Humanity's Capacity to Care

Come Join Us!

EXHIBIT F
Video Transcript

Michael Jordan, CEO – MyWays (CircleOf): Every day, 40,000,000 people in America act as the primary caregiver for a family member in need. When that day comes for you, the responsibilities of caring for loved ones can grow to the equivalent of working a second full-time job. Anxiety, stress, depression, and other serious diseases affect caregivers at a higher than average rate.

For the luckiest of us, there are overwhelming outpourings of support; neighbors, co-workers, and even strangers help to share the responsibility. But not everyone has the organizational skills and tools to help activate this compassionate network. Effective communication and coordination with family, friends, coworkers, and loved ones is critical in a time of need. This is why we created CircleOf.

CircleOf is a care collaboration platform that supports caregivers and those they care for by quickly and seamlessly creating communities of care. CircleOf was born out of Cisco's Hyper Innovation Living Labs, a rigorous process of rapid prototyping with real end-users to ensure that we've built a product and service that meets the needs of caregivers and those they care for. CircleOf makes it easy to ask for help – matching the needs of the one in need with offers of help from the entire care team.

Communications are divided into separate areas for more public messages with coworkers and friends, as well as more private and secure rooms to stay in touch with your inner circle. CircleOf for employers helps to connect employees with company benefits, resource groups, and programs and perks to help them get better. CircleOf is a powerful partner in creating a culture of care within your company – to attract and retain the best talent while helping to keep your workforce happy and healthy.

Hi, my name is Mike Jordan and I am the founder of CircleOf. We've been working with Cisco and their Hyper Innovation Living Labs for the past year to bring CircleOf to the world. We're excited to raise a round of financing to further refine the product, to extend our reach into other organizations, and to prepare for a direct to consumer product launch in 2018. The team and I are passionate about igniting the capacity to care within each of us. Come join us in bringing CircleOf to the world. Are you in?